Pricing Term Sheet
Dated November 5, 2010
Filed pursuant to Rule 433
Registration File No. 333-169536
Supplementing the Preliminary
Prospectus Supplements
dated November 4, 2010
(To Prospectus dated November 2, 2010)
InterOil Corporation
Concurrent Offerings of
2,434,785 Common Shares of InterOil Corporation
(the “Equity Offering”)
and
US$61 million aggregate principal amount of
2.75% Convertible Senior Notes due 2015
of InterOil Corporation
(the “Convertible Notes Offering”)
The information in this pricing term sheet relates only to the Equity Offering and the Convertible Notes Offering and should be read together with (A) (i) the preliminary prospectus supplement dated November 4, 2010 relating to the Equity Offering, including the documents incorporated by reference therein and (ii) the preliminary prospectus supplement dated November 4, 2010 relating to the Convertible Notes Offering, including the documents incorporated by reference therein, and (B) the related base prospectus dated November 2, 2010, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-169536. Neither the Equity Offering nor the Convertible Notes Offering is contingent on the successful completion of the other.
Equity Offering

Issuer:	InterOil Corporation.

Ticker/Exchange for Securities:	“IOC”/The New York Stock Exchange.

Trade Date:	November 5, 2010.

Settlement Date:	Delivery of the common shares will be made against payment therefor on November 10, 2010, which will be the third business day following the pricing date of the Equity Offering (this settlement cycle being referred to as “T+3”).

Title of Securities:	Common shares of InterOil Corporation.

Securities Offered and Sold:	2,434,785 common shares (2,800,000 common shares if the over-allotment option is exercised in full) (the “Shares”).

Initial Price to Investors:	US$75.00 per Share

Use of Proceeds:	InterOil Corporation estimates the net proceeds to it from its sale of the Shares pursuant to the Equity Offering to be US$173,328,431, after deducting the underwriting discount and offering expenses. InterOil Corporation intends to use the net proceeds from the Equity Offering, as well as the net proceeds of the Convertible Notes Offering (see below) of $57,800,000 (after deducting the underwriting discount and offering expenses), for the development and construction of a proposed condensate stripping plant and related facilities in Papua New Guinea, the development and construction of a liquefied natural gas plant and related facilities in Papua New Guinea, exploration and development activities in Papua New Guinea, the repayment of the $25 million term loan with Clarion Finanz AG, which matures in January 2011, and general corporate purposes as appropriate. Pending such use, we will invest the net proceeds from this offering in short term investments. See “Use of Proceeds.”

Purchases by Certain Directors,	Certain of our directors, executive officers and affiliated parties, as well as Clarion
Executive Officers and Affiliated	Finanz A.G., have purchased from the underwriters common shares with an aggregate purchase
Parties:	price of approximately $40 million in this offering at the initial price to the public.

Commissions and Discounts:	The table below sets forth the initial price to investors, underwriting discount and proceeds, before expenses, to InterOil Corporation.

		Underwriters’	Net Proceeds to
	Price to Public(1)	Discounts	InterOil(2)

Per Share	$75.00	$3.75	$71.25

Total	$182,608,875(3)	$9,130,444	$173,478,431

Notes:	(1) The offering price was determined by negotiation between the Issuer and the underwriters.
(2) Before deducting expenses of the offering estimated to be $150,000. (3) Does not include the over-allotment option.

Joint Bookrunners:	Morgan Stanley & Co. Incorporated and Macquarie Capital (USA) Inc.

Co-Managers:	RBS Securities Inc., BNP Paribas Securities Corp., Monness, Crespi, Hardt & Co. Inc.,
Madison Williams and Company LLC and Paradigm Capital Inc.

Convertible Notes Offering

Issuer:	InterOil Corporation

Ticker/Exchange for Common Shares:	“IOC”/ The New York Stock Exchange.

Trade Date:	November 5, 2010.

Settlement Date:	Delivery of the Convertible Notes will be made against payment therefor on November 10, 2010, which will be the third business day following the pricing date of the Convertible Notes Offering (this settlement cycle being referred to as “T+3”).

Title of Securities:	2.75% Convertible Senior Notes due 2015 of InterOil Corporation (the “Convertible Notes”).

Aggregate Principal Amount Offered:	US$61 million aggregate principal amount of Convertible Notes (or US$70 million aggregate principal amount of Convertible Notes if the over-allotment option is exercised in full).

Public Offering Price:	100% of the principal amount.

Interest Rate:	2.75% per annum, accruing from the Settlement Date.

Interest Payment Dates:	Each May 15 and November 15, beginning on May 15, 2011.

Interest Payment Record Dates:	May 1 and November 1.

Maturity:	November 15, 2015, unless earlier repurchased, redeemed or converted.

Reference Price:	US$75.00 per share of the Issuer’s common shares, the Public Offering Price per share of the
Equity Offering.

Conversion Premium:	Approximately 27.5% above the Reference Price.

Conversion Rate:	10.4575 of the Issuer’s common shares per US $1,000 principal amount of Convertible Notes

Conversion Price:	Approximately US$95.625 per share of the Issuer’s common shares, subject to adjustment.

CUSIP/ISIN Number:	460951AC0/US46095lAC01

Bookrunner:	Morgan Stanley & Co. Incorporated.

Joint Lead Manager:	Macquarie Capital (USA) Inc.

Co-Managers:	RBS Securities Inc., BNP Paribas Securities Corp., Monness, Crespi, Hardt & Co. Inc., Madison Williams and Company LLC and Paradigm Capital Inc.

Commissions and Discounts:	The table below sets forth the initial price to investors, underwriting discount and proceeds, before expenses, to InterOil Corporation.

		Underwriters’	Net Proceeds to
	Price to Public(1)	Discounts	InterOil(2)

Per Note	100%	5%	95%

Total(3)	$61,000,000(3)	$3,050,000	$57,950,000

Notes:	(1) The offering price was determined by negotiation between the Issuer and the underwriters.
(2) Before deducting expenses of the offering estimated to be $150,000. (3) Does not include the over-allotment option.

Adjustment to the Conversion	The following table sets forth the number of additional common shares per $1,000 principal
Rate Upon the Occurrence of a	amount of Notes that will be added to the conversion rate applicable to the Notes converted
Make-Whole Fundamental	during the make-whole conversion period. The applicable prices set forth in the first column
Change:	of the table below, and the number of additional common shares, are subject to adjustment as described in the preliminary prospectus supplement for the Notes dated November 4, 2010 (the
“Convertible Notes Preliminary Prospectus Supplement”).

	Number of additional shares (per $1,000 principal amount of Convertible Notes)
	Applicable Price
Effective Date	75.00	80.00	85.00	90.00	100.00	110.00	120.00	130.00	140.00	150.00	175.00	200.00	225.00	250.00

November 10, 2010	2.8758	2.7333	2.3935	2.1099	1.6692	1.3498	1.1126	0.9325	0.7932	0.6832	0.4915	0.3700	0.2871	0.2269
November 15, 2011	2.8758	2.7046	2.3384	2.0352	1.5708	1.2415	1.0027	0.8258	0.6924	0.5893	0.4160	0.3106	0.2403	0.1900
November 15, 2012	2.8758	2.6234	2.2277	1.9037	1.4167	1.0820	0.8476	0.6802	0.5585	0.4678	0.3230	0.2398	0.1860	0.1479
November 15, 2013	2.8758	2.4691	2.0375	1.6896	1.1821	0.8507	0.6321	0.4857	0.3863	0.3166	0.2147	0.1607	0.1265	0.1019
November 15, 2014	2.8758	2.2306	1.7386	1.3524	0.8216	0.5126	0.3367	0.2368	0.1797	0.1452	0.1022	0.0803	0.0652	0.0534
November 15, 2015	2.8758	2.0425	1.3072	0.6536	—	—	—	—	—	—	—	—	—	—

     The exact applicable price and effective date may not be as set forth in the table above, in which case:
•	if the actual applicable price is between two applicable prices listed in the table above, or the actual effective date is between two effective dates listed in the table above, the Issuer will determine the number of additional shares by linear interpolation between the numbers of additional shares set forth for the higher and lower applicable prices, or for the earlier and later effective dates based on a 365-day year, as applicable;

•	if the actual applicable price is greater than $250.00 per share (subject to adjustment in the same manner as the “applicable prices” in the table above), the Issuer will not increase the conversion rate; and

•	if the actual applicable price is less than $75.00 per share (subject to adjustment in the same manner as the “applicable prices” in the table above), the Issuer will not increase the conversion rate.
However, the Issuer will not increase the conversion rate as described above to the extent the increase will cause the conversion rate to exceed 13.3333 shares per $1,000 principal amount of notes. The Issuer will adjust this maximum conversion rate in the same manner in which, and for the same events for which, the Issuer must adjust the conversion rate as described under “—Adjustments to the Conversion Rate.” in the Convertible Notes Preliminary Prospectus Supplement.

CONSOLIDATED CAPITALIZATION
     The following table sets forth Issuer’s consolidated capitalization as of June 30, 2010,
•	on an actual basis,

•	on an as adjusted basis to give effect to the sale of $61 million principal amount sold in the Convertible Notes Offering and the application of the net proceeds therefrom as described under “Use of Proceeds” above, and

•	on a further adjusted basis to give effect to the concurrent sale of 2,434,785 common shares in the Equity Offering and the application of the proceeds therefrom as described under “Use of Proceeds.”

	June 30, 2010
			As Further
	Actual	As Adjusted	Adjusted
	($000)
Cash and cash equivalents	$31,665	$89,615	$263,093
Long-term debt:(1)
Secured OPIC loan	$48,201	$48,201	$48,201
Mitsui unsecured loan	1,119	1,119	1,119
Convertible notes	—	45,450	45,450

Total debt	$49,320	$94,770	$94,770

Shareholders equity:
Preferred shares — non outstanding
Common shares — 43,765,254 shares outstanding (actual); 43,765,254 shares (as adjusted); 46,200,039 shares as further adjusted	$622,277	$622,277	$795,755
Contributed surplus	$22,377	$22,377	$22,377
Accumulated other comprehensive income	$5,594	$5,594	$5,594
Conversion options	$13,271	$25,770	$25,770
Accumulated deficit	$(209,417)	$(209,417)	$(209,217)

Total shareholders’ equity	$454,102	$466,601	$640,079
Total capitalization	$503,422	$561,371	$734,849

(1)	In addition to the long-term debt shown in the table, InterOil had $57,632,682 borrowed under a working capital facility to finance feed stock for its refineries, which borrowings were classified as current liabilities. In addition, in August 2010, InterOil borrowed $25 million from Clarion Finanz which borrowings are due on January 31, 2011 and are being repaid as discussed in “Use of Proceeds” above.

(2)	InterOil is authorized to issue an unlimited number of preferred shares and common shares. In addition to the outstanding common shares, as of June 30, 2010, 2,058,540 common shares were reserved for issuance pursuant to awards issued under our equity incentive plans, 5,000 shares were reserved for issuance pursuant to an agreement with Petroleum Independent and Exploration Corporation in which Petroleum Independent and Exploration Corporation will exchange 5,000 shares of SPI Exploration and Production Corporation for such common shares, and 473,813 shares were reserved for issuance upon the exchange features of our Indirect Participation Interest agreements.

InterOil Corporation is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare the prospectus supplements each dated November 4, 2010 and the accompanying prospectus dated November 2, 2010 in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. The Issuer prepares its financial statements, which are incorporated by reference therein, in United States dollars and in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

InterOil Corporation has filed a short form base shelf prospectus (including preliminary prospectus supplements each dated November 4, 2010 and an accompanying prospectus dated November 2, 2010) with the securities commission or similar authorities in Canada, for the offerings to which this communication relates. Before you invest, you should read the relevant preliminary prospectus supplement, the accompanying prospectus and the other documents that InterOil Corporation has filed with the securities commissions or similar authorities in Canada for more complete information about InterOil Corporation and the offerings. Copies of the documents incorporated therein by reference may be obtained on request without charge from the Corporate Secretary of the InterOil Corporation, Level 1, 60-92 Cook Street, Cairns, Queensland 4870 Australia, Telephone: +61 7 4046 4600, and are also available electronically at www.sedar.com.
This communication should be read in conjunction with the preliminary prospectus supplement dated November 4, 2010 relating to the Equity Offering and the prospectus supplement dated November 4, 2010 relating to the Convertible Notes Offering and the accompanying prospectus. The information in this communication supersedes the information in the relevant preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.